UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒       Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

☐           Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-7933

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aon Savings Plan
200 E. Randolph Street
Chicago, IL 60601

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aon plc
8 Devonshire Square
London EC2M 4PL

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee acting as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AON SAVINGS PLAN

BY THE COMMITTEE

/s/ MICHAEL NELLER
Michael Neller

Date:
June 26, 2015

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AON SAVINGS PLAN

Years Ended December 31, 2014 and 2013

With Report of Independent Registered Public Accounting Firm

Employer Plan Identification #36-3051915

Plan #020

AON SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm
The Retirement Plan Governance and Investment Committee
Aon Savings Plan
We have audited the accompanying statements of net assets available for benefits of Aon 401(k) Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Aon 401(k) Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Aon 401(k) Plan's financial statements. The information in the supplemental schedules is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Ernst & Young LLP

Chicago, Illinois
June 26, 2015

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Statements of Net Assets Available for Benefits

(in Thousands)

	December 31
	2014	2013
Assets

Investments - fair value	$4,835,203	$4,536,069

Receivables:
Pending trade sales	344	200
Accrued interest and dividends	3	540
Notes receivable from participants	55,028	53,543
Total receivables	55,375	54,283

Liabilities:
Pending trade purchases	(491)	(427)
Accrued expenses	(577)	(703)
Total liabilities	(1,068)	(1,130)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,632)	(3,075)
Net assets available for benefits	$4,884,878	$4,586,147

See notes to financial statements.

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

(in Thousands)

	Year ended
	December 31
	2014	2013
Additions
Net investment income:
Net appreciation in fair value of investments	$279,797	$766,447
Interest income and dividends	21,614	19,718
Aon plc dividends	2,227	1,799
Total net investment income	303,638	787,964

Interest income on notes receivable from participants	2,517	2,192

Contributions:
Company	119,340	114,143
Participants	172,258	164,403
Rollovers	22,740	22,503
Total contributions	314,338	301,049

Total additions	620,493	1,091,205

Deductions:
Benefit payments	(314,611)	(278,716)
Management and administrative fees	(7,151)	(7,735)
Total deductions	(321,762)	(286,451)

Net increase in net assets available for benefits	298,731	804,754

Net assets available for benefits at beginning of year	4,586,147	3,781,393
Net assets available for benefits at end of year	$4,884,878	$4,586,147

See notes to financial statements.

Employer Plan Identification #36-3051915
Plan #020

AON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2014

1.	Description of Plan

General

The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (Aon or the Company or Plan Sponsor). It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

Northern Trust Company (Northern Trust) serves as the Plan's trustee to administer the Plan's assets. Hewitt Associates, LLC serves as the Plan's record-keeper.

Participants in the Aon plc Class A Ordinary Shares ESOP Fund (the ESOP Fund) have the option to reinvest dividends in additional shares of Aon plc Class A Ordinary Shares in the Plan or receive dividends in cash. Participants are allowed to immediately diversify any Company-matching contributions allocated to the ESOP Fund.

The following description of the Plan provides only general information. Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.
Eligibility and Participation

Permanent employees scheduled to work 20 or more hours per week are immediately eligible to participate. Permanent employees scheduled to work less than 20 hours per week and all temporary employees are eligible to participate after completing one Year of Service and attaining the age of 21. Employees are eligible for Company-matching contributions at the same time they are eligible to participate.

Contributions

Participant – Participant contributions are made by means of regular payroll deductions. All eligible employees may elect to contribute up to 50% of their compensation, as defined by the Plan, plus "catch-up" contributions.

Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS). Accordingly, the maximum participant contribution was $17,500 in 2014 and 2013. In addition to regular participant contributions, catch-up contributions of up to $5,500 for 2014 and 2013 were allowed for any participants who were age 50 or older during the Plan year.

New employees are automatically enrolled in the Plan at a 4% contribution rate after 30 days of service unless the election is waived. After participants have completed six months of service, their automatic enrollment contribution will increase by 1% each April until reaching 9% (up to 6% prior to July 1, 2014). Participants can change their deferral percentage or investment selections at any time after initial enrollment.

For automatic enrollment, contributions to Plan accounts are automatically invested in the applicable Target Retirement Investment Portfolio (TRIP Options). TRIP Options are a premixed portfolio of investments based on the participant’s age. TRIP Options are managed with the goal of providing investors with an optimal level of return and risk based on a target retirement date (for example, 2020, 2030, 2040 or 2050) and reach an ultimate allocation target post-retirement. The Plan allows participants to make Roth 401(k) contributions to the Plan. Roth contributions are

1.	Description of Plan (continued)

made on an after-tax basis, and participants would then owe no further tax on these contributions or their earnings after meeting applicable requirements.

Company – For 2014 and 2013, the Company contributed an amount equal to 100% of the first 6% of a participant’s compensation that a participant contributes to the Plan. These contributions are made concurrent with participant contributions. The Company may make a further discretionary contribution as determined by the Company’s Board of Directors. There were no discretionary contributions in 2014 and 2013.

Investment Options

Both participant and Company contributions to the Plan will be invested in any of the various investment alternatives offered by the Plan in any whole percentages as directed by the participant. Additionally, a brokerage account is offered, whereby participants can invest up to 50% of their account in various stock, mutual funds and other investments.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully vested in their contributions plus actual earnings of the Plan. Participants become 100% vested in the employer contributions after five years of Plan service, according to a graded vesting schedule. All contributions made after January 1, 2012, were 100% vested immediately.

Forfeitures

Forfeitures of $271 thousand for 2014 and $484 thousand for 2013 were used to provide partial funding for Company contributions and to pay other expenses of the Plan.

Benefit Payments

Upon retirement or termination of service, a participant will receive a lump-sum payment equal to their vested account balance. The participant may elect to receive this payment directly or to be rolled into another plan or individual retirement account (IRA). Vested amounts of the ESOP may be received in cash or Aon plc Class A Ordinary Shares. There are other distribution options based on various age, service and account balance parameters.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Under the loan provision of the Plan, each participant is permitted one loan in a twelve-month period, and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant’s account, excluding the ESOP and Aon Retirement Account portion of the account. The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month preceding the loan request. Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of up to fifteen years.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles (GAAP).

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value, however, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan created the Stable Value Fund which includes investments in investment contracts through a collective trust, with Synthetic Investment Contracts (SICs). The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

The plan sponsor maintains proper oversight of the Plan through the Retirement Plan Governance and Investment Committee (RPGIC). The RPGIC is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments.

In conformity with Accounting Standards Codification (ASC) 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the fair value hierarchy. See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Reporting of Investment Contracts

The Plan does not hold any Guaranteed Investment Contracts (GICs). However, the Plan invests in SICs with Voya Financial, Inc., Metropolitan Life Insurance Company (MetLife) and Prudential Insurance Company of America. SICs are wrap contracts paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate-term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. SICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. SICs provided for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but it is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

2.	Significant Accounting Policies (continued)

The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The SIC does not permit Voya Financial, Inc., MetLife and Prudential Insurance Company of America to terminate the agreement prior to the scheduled maturity date. However, the SICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: (1) a breach of material obligation under the contract, (2) a material misrepresentation or (3) a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, the Plan may experience losses if the value of the Plan’s assets no longer covered by the contract value is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the SICs terminate due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Certain separate account contracts permit the Stable Value Fund or the issuer to elect to terminate the contract, with the Fund having the right to elect to receive either market value, convert the contract to a GIC or make an amortization election. In addition, if the Fund defaults in its obligations under the separate account contract, the issuer may terminate, and the Fund will receive market value.

	Year Ended December 31,
Average yields for Stable Value Fund	2014	2013

Based on actual earnings (1)	1.15%	1.01%
Based on interest rate credited to participants (2)	1.28%	1.14%

1)	Computed by dividing the annualized one-day actual earnings of the Stable Value Fund on the last day of the plan year by the fair value of the investments of the Stable Value Fund on the same date.

2)
Computed by dividing the annualized one-day earnings credited to participants in the Fund on the last day of the plan year by the fair value of the investments of the Stable Value Fund on the same date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

2.	Significant Accounting Policies (continued)

Recent Accounting Pronouncement

In May 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.

Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. ASU 2015-07 will be effective for the Plan beginning in the first quarter of 2016, with early adoption permitted, and will be applied retrospectively. The adoption of this guidance is not expected to have a material impact on the Plan's financial statements.

Administrative Expenses

Some administrative expenses of the Plan, including expenses of Northern Trust Company (the Trustee), are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses or is limited to do so by Department of Labor or other applicable regulations. The Company paid $624 thousand of Plan expenses in 2014 and $971 thousand in 2013.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in prior year's financial statements and related notes have been reclassified to conform to the 2014 presentation. In 2013, $2.6 million of investment management fees were recognized in Net Appreciation in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits. These amounts are now included in Management and Administrative Fees in the Statement of Changes in Net Assets Available for Benefits. The Company has chosen to correct this presentation from prior year in order to accurately reflect the expenses paid from the Plan assets.

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

3.	Fair Value Measurements (continued)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.
Mutual funds and common stock: valued at quotes obtained from national securities exchanges.

Preferred stock: valued at representative quoted market prices.

Common collective trusts: valued at the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. These funds are primarily invested in publicly traded common stocks and bonds. Participant-directed and Plan redemptions have no restrictions.

Long-term bonds: valued generally at matrix-calculated prices that are obtained from various pricing services.

Individual assets of the SICs are valued at representative quoted market prices. The fair value of the wrap contracts for the SICs is determined using the replacement cost approach, which is a discounting methodology that incorporates the difference between current market-level rates for contract-level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end.

Investments at fair value as of December 31, 2014:

	Investments at fair value
	as of December 31, 2014
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Investments:

Common Stock - Large Cap Domestic Equity	$668,928	$—	$—	$668,928
Common Collective Trust - Commodities	—	14,814	—	14,814
Common Collective Trust - Fixed Income	20	960,265	—	960,285
Common Stock - International Equity	79,044	—	—	79,044
Common Stock - Small/Mid Cap	261,422	—	—	261,422
Mutual Fund - International Equity	856,500	—	—	856,500
Mutual Fund - Large Cap Domestic Equity	1,162,913	—	—	1,162,913
Mutual Fund - Small/Mid Cap	479,018	—	—	479,018
Preferred Stock/Other Equity	—	14,060	—	14,060
REITS	104,270	—	—	104,270
Separate Account - Fixed Income	—	172,024	—	172,024
Short Term Investment Fund	30,007	—	—	30,007
Mutual Fund - Balanced	31,918	—	—	31,918
Total investments at fair value	$3,674,040	$1,161,163	$—	$4,835,203

3.	Fair Value Measurements (continued)

Investments at fair value as of December 31, 2013:

	Investments at fair value
	as of December 31, 2013
	Level 1	Level 2	Level 3	Total
	(in Thousands)
Investments:

Common Collective Trust - Commodities	$—	$36,368	$—	$36,368
Common Collective Trust - Fixed Income	4,306	858,424	—	862,730
Common Stock - International Equity	81,183	—	—	81,183
Common Stock - Large Cap Domestic Equity	1,011,089	—	—	1,011,089
Mutual Fund - International Equity	823,820	—	—	823,820
Mutual Fund - Large Cap Domestic Equity	881,414	—	—	881,414
Mutual Fund - Small/Mid Cap	502,384	—	—	502,384
Mutual Fund Balanced	27,359	—	—	27,359
Preferred Stock/Other Equity	10,737	649	—	11,386
REITS	71,840	—	—	71,840
Separate Account Fixed Income	—	179,832	—	179,832
Short Term Investment Fund	46,664	—	—	46,664
Total investments at fair value	$3,460,796	$1,075,273	$—	$4,536,069

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 Assets for the year ended December 31, 2013.

Level 3 Assets
Balance at January 1, 2013	$193,411
Realized loss	(299)
Unrealized loss	(496)
Sales	(12,784)
Transfers out/ Reclassification	(179,832)
Balance at December 31, 2013	$—

4.	Investments
During 2014 and 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows (in Thousands):

	December 31
	2014		2013
	Fair Value	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments	Fair Value	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Investments, at fair value:
Aon plc Class A Ordinary Shares	$225,967	$26,839	$218,431	$76,336
Brokerage Accounts	49,072	838	43,683	4,692
Investments in Mutual Funds:
Dwight Funds – Fund of Funds	586,836	18,604	563,301	77,137
Vanguard Large Company Index Fund	807,096	99,645	718,501	177,485
Capital Research Europacific Foreign Fund	302,343	(7,004)	326,202	56,532
Vanguard All Foreign Index Fund	214,406	(10,056)	167,134	18,464
Market Fund	106,321	(3,167)	108,681	(5,461)
Vanguard Capital Opportunities Fund	156,129	22,262	124,336	35,056
Wells Fargo Small Cap Value Fund	49,924	1,346	47,431	6,393
PIMCO All Asset Fund	31,918	(1,524)	27,095	(1,215)
Vanguard Extended Market Fund	296,437	16,771	267,248	67,333
Investments Separately Managed:
PIMCO Diversified Bond	228,141	11,964	220,123	(4,021)
Dodge & Cox Stock Fund	505,453	41,679	482,079	134,896
Dwight Stable Fund	485,621	5,559	514,207	5,391
T. Rowe Price Growth Stock Fund	270,960	22,808	266,462	75,978
Aon Corp Global Real Estate Fund	—	6,994	71,707	1,064
Morgan Stanley Global Real Estate Fund	85,223	3,844	—	—
Westfield Small Cap Fund	138,389	7,782	148,526	44,602
Common Collective Trust:
Short-Term Investment Fund	2,684	153	1,707	121
Blackrock US Bond Index Fund	292,283	14,460	219,215	(4,336)
Total	$4,835,203	$279,797	$4,536,069	$766,447

4.	Investments (continued)
The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows (in Thousands):

	December 31
	2014	2013

Investments in Mutual Funds:
Dwight Funds – Fund of Funds	$586,836	$563,301
Vanguard Large Company Index Fund	807,096	718,501
Capital Research Europacific Foreign Fund	302,343	326,202
Vanguard Extended Market Fund	296,437	267,248
Investments Separately Managed:
Dodge & Cox Stock Fund	505,453	482,079
Dwight Stable Value	485,621	514,207
T. Rowe Price Growth Stock Fund	270,960	266,462
Common Collective Trust:
Blackrock US Bond Index Fund	292,283	*

* Fund value does not represent 5% of Plan's assets for the applicable year.

5.	Income Taxes
The Plan has received a determination letter from the IRS dated September 16, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

6.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Related Party Transactions
The Plan invests in the Class A Ordinary Shares of Aon plc and during 2014 and 2013, the Plan held investments managed by the Trustee. In addition, the Plan uses Hewitt Associates, LLC as the record-keeper. These transactions qualify as party-in-interest transactions; however, they are exempt from prohibited transaction rules under ERISA.

8.	Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, to the Form 5500:

	December 31, 2014	December 31, 2013
Net assets available for benefits per the financial statements	$4,884,878	$4,586,147
Add adjustment from contract value to fair value for fully benefit-responsive SICs	4,632	3,075
Net assets available for benefits per the Form 5500	$4,889,510	$4,589,222

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(thousands)
Common Stock - Large Cap Domestic Equity
Reorg/Allergan Inc Com Stock Cash And Stock Merger 03-17-2015	$3,146
Reorg/Medtronic Mandatory Exch Medtronic Hldg Ltd 291Sac1 01-27-2015	3,596
Dropbox Inc Cl A Com Stk - TRowe Price Only	461
ADT Corp Com	3,837
Alexion Pharmaceuticals Inc Com	3,756
Amazon Com Inc Com	9,590
American Airlines Inc Com Usd1	5,862
American Tower Corp	4,083
Apache Corp Com	10,096
Apple Inc Com Stk	5,122
Autozone Inc Com	3,343
Baker Hughes Inc Com	5,618
Bank New York Mellon Corp Com Stk	13,680
Bank Of America Corp	14,024
Bb&T Corp Com	5,596
Biogen Inc Common Stock	5,638
Blackrock Inc Com Stk	1,323
Boeing Co Com	4,107
Cap 1 Fncl Com	19,837
Carmax Inc Com	5,213
Celgene Corp Com	3,792
Chevron Corp Com	7,419
Chipotle Mexican Grill Inc Com Stk	1,780
Cigna Corporation	5,434
Cisco Systems Inc	2,932
Coach Inc Com	3,148
Comcast Corp New-Cl A	13,222
Continental Res Inc Com	648
Corning Inc Com	6,686
Costco Wholesale Corp New Com	1,432
Crown Castle Intl Corp New Com	4,203
CVS Health Corp Com	3,111
Danaher Corp Com	9,410
Delphi Automotive Plc	2,160
Dish Network Corp Cl A Com Stk	4,140
Ebay Inc Com Usd0.001	7,745
Ecolab Inc Com	460
EMC Corp Com	6,025
EOG Resources Inc Com	534
EQT Corp Com	1,597
Estee Lauder Companies Inc Cl A Usd0.01	1,013
Express Scripts Hldg Co Com	7,654
Facebook Inc Cl A Cl A	6,054
Fedex Corp Com	14,987
Fiserv Inc Com	1,164
General Electric Co	4,963

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(thousands)
Gilead Sciences Inc	5,823
Goldman Sachs Group Inc Com	11,785
Google Inc Cl A	10,825
Google Inc Com Usd0.001 Cl'C'	15,424
Hanesbrands Inc Com Stk	2,188
Hewlett Packard Co Com	20,828
Home Depot Inc Com	3,013
Humana Inc Com	1,752
Incyte Corp Com	1,374
Intercontinental Exchange Inc Com	1,908
Intuitive Surgical Inc Com New Stk	3,703
Invesco Ltd Com Stk Usd0.20	154
Jpmorgan Chase & Co Com	8,085
KS CY Southn	1,855
Las Vegas Sands Corp Com Stk	2,338
Liberty Interactive Corp Interactive Comser A	3,617
Liberty Interactive Corp Liberty Ventures Com Ser A	659
Linkedin Corp Cl A	2,251
Lowes Cos Inc Com	4,183
Mastercard Inc Cl A	6,109
Mckesson Corp	5,895
Merck & Co Inc New Com	9,938
Metlife Inc Com Stk Usd0.01	5,793
Mgm Resorts International Com	2,728
Michael Kors Holdings Ltd Com Npv	946
Microsoft Corp Com	19,077
Morgan Stanley Com Stk Usd0.01	2,650
National Oilwell Varco Com Stk	4,083
Netapp Inc Com Stk	6,682
Netflix Inc Com Stk	2,261
Nike Inc Cl B	1,558
Palo Alto Networks Inc Com Usd0.0001	527
Pfizer Inc Com	7,779
Pioneer Nat Res Co Com Stk	1,771
Precision Castparts Corp Com	4,745
Red Hat Inc Com	1,805
Regeneron Pharmaceuticals Inc Com	2,174
Roper Inds Inc New Com	2,877
Ross Stores Inc Com	1,197
Salesforce Com Inc Com Stk	3,582
Schlumberger Ltd Com Com	11,898
Schwab Charles Corp Com New	14,063
Servicenow Inc Com Usd0.001	1,303
Sherwin-Williams Co Com	3,025
Sprint Corp Com Ser 1 Com Ser 1	2,304
Starbucks Corp Com	3,093
Starwood Hotels & Resorts Worldwide Inc Com Stk	1,257

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(thousands)
State Str Corp Com	1,719
Sun Tr Banks Inc Com	3,846
Symantec Corp Com	10,965
Target Corp Com Stk	7,325
TD Ameritrade Hldg Corp Com Stk	1,564
TE Connectivity Ltd	7,402
Tesla Mtrs Inc Com	2,313
The Priceline Group Inc	8,267
Time Warner Cable Inc Com	14,809
Time Warner Inc Usd0.01	16,500
Tractor Supply Co Com	3,014
Twenty-First Centy Fox Inc Cl A Cl A	10,108
Twitter Inc Com	843
Tyco International Plc Eur1.00	6,492
Under Armor Inc Cl A	1,032
United Contl Hldgs Inc Com Stk	2,582
United Technologies Corp Com	1,277
Unitedhealth Group Inc Com	10,625
Vertex Pharmaceuticals Inc Com	1,960
Visa Inc Com Cl A Stk	9,046
Vmware Inc Cl A Com Cl A Com	1,279
Walgreens Boots Alliance Inc Com	1,478
Wal-Mart Stores Inc Com	13,397
Walt Disney Co	3,466
Wells Fargo & Co New Com Stk	20,369
Workday Inc Cl A Com Usd0.001	653
Wynn Resorts Ltd Com	3,761
Aon SDA Option	20,310
Total Common Stock - Large Cap Domestic	$668,928

Common Collective Trust - Commodities
MFO Aon Commodities Unit G	$14,814
Total Common Collective Trust - Commodities	$14,814

Common Collective Trust - Fixed Income
MFO Aon High Yield Unit J	$21,950
MFO Aon Intermediate Bond Unit B	302,371
MFO Aon Stable Tips Unit H	25,962
MFO Aon Stable Value Unit A	306,903
MFO Aon Tips Unit I	6,415
MFO Blackrock Us Debt Index Non Lendablefund F	292,283
Aon SDA Option	4,401
Common Collective Trust - Fixed Income	$960,285

Common Stock - International Equity
Actavis Plc Com	$3,089
ADR Aegon N V Ny Registry Shs Shs	3,753

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(thousands)
ADR Alibaba Group Hldg Ltd-Sp A	3,972
ADR Asml Hldg Nv Ny Reg 2012 (Post Rev Split)	1,520
ADR Baidu Inc Sponsored ADR	5,038
ADR Ctrip Com Intl Ltd Ads American Dep Shs	1,542
ADR Glaxosmithkline Plc Sponsored ADR	4,159
ADR Nokia Corp Sponsored ADR	1,729
ADR Novartis Ag	16,799
ADR Roche Hldg Ltd Sponsored ADR Isin #Us771195104	12,502
ADR Vipshop Hldgs Ltd Sponsored ADR	1,981
Konninklijke Philips N.V	2,288
Mobileye Nv Eur0.01	673
Naver Corporation Krw500	834
Sanofi Sponsored ADR	10,601
Softbank Corp Npv	1,594
Tencent Hldgs Limited Common Stock	1,680
Valeant Pharmaceuticals International Inc Common Stock	4,064
Wynn Macau Ltd Hkd0.001	1,226
Total Common Stock - International Equity	$79,044

Common Stock - Small/Mid Cap
AOL Inc Com Stk	$2,638
Aon Plc Class A Ordinary Shares	224,811
Ashland Inc New Com	1,293
Cadence Design Sys Inc Com	1,542
Celanese Corp Del Com Ser A Stk	4,802
Flowserve Corp Com	760
Hunt J B Trans Svcs Inc Com	1,407
Huron Consulting Group Inc Com Stk	47
Juniper Networks Inc Com	1,306
Martin Marietta Matls Inc Com	750
Maxim Integrated Prods Inc Com	4,188
N V R Inc Com	1,148
Netsuite Inc Com Stk	1,419
News Corp New Cl A Cl A	923
Now Inc Com	401
Pandora Media Inc	439
Pharmacyclics Inc Com	1,418
Range Res Corp Com	1,341
Stratasys Inc Shs	723
Synopsys Inc Com	4,630
Time Inc New Com	1,034
Wabtec Corp Com	2,103
Weatherford International Ltd(Ie)Usd0.001	2,299
Common Stock - Small/Mid Cap	$261,422

Mutual Fund - International Equity
MFO Aon Emerging Markets Unit L	$12,117

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(thousands)
MFO Aon International Ex-Us Unit F	321,730
MFO Aon International Unit E	412,370
MFO Dfa Invt Dimensions Group Inc Emerging Mkts Core Equity Port	106,321
Aon SDA Option	3,962
Total Mutual Fund - International Equity	$856,500

Mutual Fund - Large Cap Domestic Equity
MFO Aon Large Cap Growth Unit C	$956,647
MFO Aon Small Cap Unit D	213
MFO Vanguard Horizon Fds Cap Opportunityfd Admiral Shs #5111	156,129
MFO Wells Fargo Fds Tr Advantage Small Cap Value Fd Instl Cl	49,924
Total Mutual Fund - Large Cap Domestic Equity	$1,162,913

Mutual Fund - Small/Mid Cap
MFO Aon Small Cap Unit D	$182,581
MFO Vanguard Index Tr Extended Mkt Indexfd Instl Plus Shs	296,437
Total Mutual Fund - Small/Mid Cap	$479,018

Preferred Stock/Other Equity
Airbnb Inc Series D Cvt Pfd Stock Trowe Price Only	$407
Pvtpl Flipkart Limited Series G Preference Shares - T Rowe Price Only	334
Aon SDA Option	13,319
Total Preferred Stock/Other Equity	$14,060

REITS
MFO Aon Real Estate Unit K	$104,270
Total REITS	$104,270

Separate Account - Fixed Income
MFO Aon Stable Value Unit A	$172,024
Total Separate Account - Fixed Income	$172,024

Short Term Investment Fund
Japanese Yen	$6
MFB NI Treasury Money Market Fund - Sweep	12,012
MFO Aon Stable Value Unit A	7,691
United States Dollar	3,219
Aon SDA Option	7,079
Total Short Term Investment Fund	$30,007

Mutual Fund - Balanced
MFO Pimco Fds Pac Invt Mgmt Ser All Ast Fd Instl Cl	$31,918
Total Mutual Fund - Balanced	$31,918

* Participant Loans (4.25%)	$55,028

Total Investments at Fair Value	$4,890,231
*Indicates party-in-interest not prohibited by ERISA